SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File No. 000-14719

ATLANTIC SOUTHEAST AIRLINES, INC. INVESTMENT SAVINGS PLAN

(Full title of the plan)

SKYWEST, INC.

444 South River Road

St. George, Utah 84790

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

Atlantic Southeast Airlines, Inc. Investment Savings Plan

*Other supplementary schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the

Atlantic Southeast Airlines, Inc. Investment Savings Plan

We have audited the accompanying statements of assets available for benefits of the Atlantic Southeast Airlines, Inc. Investment Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in assets available for benefits for the year ended December 31, 2010.  These financial statements and the supplemental schedule are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Atlantic Southeast Airlines, Inc. Investment Savings Plan as of December 31, 2010 and 2009, and the changes in assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LLC

Salt Lake City, Utah

June 28, 2011

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Statements of Assets Available for Benefits

	December 31,
	2010	2009

Assets
Investments, at fair value	$155,625,901	$130,983,164

Receivables:
Participant	305,398	350,396
Employer	268,004	258,259
Notes receivable from participants	3,785,548	2,969,519
	4,358,950	3,578,174
Assets available for benefits, at fair value	159,984,851	134,561,338

Adjustment from fair value to contract value for fully benefit-responsive investment contract	52,432	585,434

Assets available for benefits	$160,037,283	$135,146,772

See accompanying notes to financial statements.

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Statement of Changes in Assets Available for Benefits

Year Ended December 31, 2010

Additions
Contributions:
Participant	$11,940,929
Employer	5,184,768
Total contributions	17,125,697

Interest income on notes receivable from participants	160,002

Net investment income:
Interest and dividends	2,049,452
Net appreciation in fair value of investments	15,630,916
Total net investment income	17,680,368
Total additions	34,966,067

Deductions:
Distributions to participants	10,047,424
Administrative expenses	28,132
Total deductions	10,075,556
Net increase in assets available for benefits	24,890,511
Assets available for benefits:
Beginning of year	135,146,772
End of year	$160,037,283

See accompanying notes to financial statements.

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Notes to Financial Statements

1. Description of Plan

The following description of the Atlantic Southeast Airlines, Inc. Investment Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Atlantic Southeast Airlines, Inc. (the “Company”, “Plan Sponsor” or the “Employer”).  Employees become eligible to enroll on the enrollment date following the date of completion of ninety days of continuous employment.  The enrollment dates for the Plan are January 1, April 1, July 1, or October 1 of each year.

The Plan is intended to be a qualified retirement plan under the Internal Revenue Code (“IRC”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participant Accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, and an allocation of investment earnings, and is charged with withdrawals and an allocation of investment losses and expenses.  The allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant-Directed Options for Investments

Participants direct the investment of their contributions and the Company matching contributions into various investments offered by the Plan.  Investment options include mutual funds, a common/collective trust fund, and SkyWest, Inc. common stock.  Participants may change their election or transfer monies between funds at any time.

Participants with common stock of SkyWest, Inc. in their accounts may direct the sale of the stock and the investment of the resulting monies into other investments offered by the Plan.

Contributions

Each year, participants are able to contribute up to 50% of pretax annual compensation, as defined by the Plan.  Contributions are limited by the IRC, which established a maximum contribution of $16,500 ($22,000 for participants age 50 and older) for the year ended December 31, 2010.  Participants may also make rollover contributions from other qualified defined benefit or defined contribution plans.

The Company may make a discretionary matching contribution of up to 8% of a participant’s eligible compensation, as defined by the Plan.  Allocation of this matching contribution is further subject to a factor based on years of service for participants and ranges from 20% to 75%, regardless of the date of participation.

Employer matching contributions are awarded to employees who work at least 1,000 hours each year and have at least one year of service. Once the length of service provision is met, the employee is eligible for matching contributions for the following Plan year, which begins on January 1.

Vesting

All participant contributions and earnings thereon are 100% vested. Company contributions to participant accounts vest on a graded basis at 10% per year for two years of service, increasing to 20% per year thereafter until full vesting after six years of service.

Payment of Benefits

Upon termination, participants, or their beneficiaries, may elect lump-sum distributions or periodic distributions over either a 5 or 10-year period.  The full value of benefits are payable upon normal or postponed retirement, total or permanent disability or to beneficiaries upon death of the participant.

Plan Termination

Under the provisions of the Plan, the Company reserves the right to amend or terminate the Plan at any time in accordance with the provisions of ERISA, provided that amendments will not divert a vested interest or permit any part of the fund to revert to the Company or to be used for any purpose other than for the exclusive benefit of participants or their beneficiaries.  If the Plan is terminated, each participant’s account will become fully vested.

Notes Receivable from Participants

Participants may borrow a minimum of $1,000 up to a maximum of the lesser of $25,000 or 50% of their deferred account balances.  Loan terms range from one to five years.  Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined at the time of the loan.

Forfeitures

Forfeitures of terminated participants’ nonvested accounts are used to reduce future matching contributions of the Company. During the year ended December 31, 2010, the forfeiture account received additional forfeitures of approximately $109,000, earned approximately $5,000, and approximately $97,000 of forfeitures were used to reduce Company contributions.  Forfeitures of approximately $307,000 and $290,000 were available as of December 31, 2010 and 2009, respectively.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Plan’s financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Risks and Uncertainties

The Plan provides for investments in securities that are exposed to various risks, such as interest rate, currency exchange rate, credit and overall market fluctuation.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Investment Contract

Fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of assets available for benefits of a defined contributions plan attributable to fully benefit-responsive investments contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through a collective trust in the Stable Value Fund operated and maintained by JPMorgan Chase Bank, N.A.  The statements of assets available for benefits presents the fair value of the investments in the common/collective trust as well as the adjustment to the investment in the common/collective trust from fair value to contract value relating to the investment contracts.  The statement of changes in assets available for benefits is prepared on a contract value basis.

Valuation of Investments and Income Recognition

The Stable Value Fund reported fair value is determined as the sum of (a) the fair value of the investments in guaranteed insurance contracts and security-backed investment contracts that are wrapped by an insurance company, bank or other financial institution (collectively, the “Investment Contracts”), as determined by that fund’s trustee and (b) the fair value of that fund’s investments in externally managed collective investment funds as determined by those funds’ trustees.  The Stable Value Fund’s contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; and (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA).

The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Investment earnings are automatically reinvested into the fund from which they were derived.

Payment of Benefits

Benefits are recorded when paid by the Plan.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

The Plan pays substantially all administrative expenses of the Plan, other than legal and accounting fees, which are paid by the Plan Sponsor.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets available for benefits at the date of the financial statements, the changes in assets available for benefits during the reporting period, and, when applicable, the disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts in the statement of assets available for benefits have been reclassified to conform to the current year presentation.

Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s assets available for benefits or its changes in assets available for benefits.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued by unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

3.  Investments

During the year ended December 31, 2010, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

SkyWest, Inc. common stock	$(53,688)
Mutual Funds	15,684,604

$15,630,916

The carrying values of individual investments that represent 5 percent or more of the Plan’s assets available for benefits are as follows:

	December 31,
	2010	2009

Buffalo Funds Small Cap Fund	$11,833,628	$9,469,185
JP Morgan Stable Value Fund	17,636,039	16,558,431
JP Morgan Equity Index Fund	11,489,358	*
Janus Overseas Fund	9,738,917	7,051,686
American Century Investments:
Ultra Fund	23,952,337	20,966,082
International Growth Fund	9,611,043	8,873,923
Equity Income Fund	14,245,032	12,307,269
Equity Index Fund	*	10,192,886
Value Fund	8,340,134	7,619,829

*      Amount was not greater than 5% of the Plan’s assets for the respective year.

4.  Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.  ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs when measuring fair value.  The standard describes three levels of inputs:

Level 1 — Valuation is based upon quoted prices in active markets for identical securities.

Level 2 — Valuation is based upon other significant observable inputs that reflect the assumptions market participants would use in pricing the asset developed on market data obtained from sources independent of the Plan.

Level 3 — Valuation is based upon unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing the asset, based on the best information available.

The Plan’s valuation methodology used to measure the fair value of mutual funds and the SkyWest, Inc. common stock is based on quoted market prices, such as quoted net asset values published by the fund as supported in an active market, exchange-traded instruments and listed equities.  The Plan Sponsor has determined that its investment in the JP Morgan Stable Value Fund (“The Fund”) is subject to the additional disclosure requirements under FASB Accounting Standards Update No. 2009-12, Fair Value Measurements and Disclosures (Topic 820)-Investments in Certain Entities That Calculate Net Asset Value Per Share. The investment strategy of The Fund is to provide safety of principal with consistency of returns and minimal volatility. They do this by investing in investment contracts and security backed contracts while employing broad diversification among contract issuers and underlying securities. Fair market value for The Fund is deemed to be the net asset value. The Plan Sponsor is able to redeem the investment in The Fund by providing a 12 month notice.  Although the notice requires 12 months, JP Morgan Chase Bank, N.A. has indicated it has the ability to redeem the investment sooner.  There are no other significant restrictions on the ability to redeem the investment.  The Plan Sponsor currently has no plans to sell or redeem its investment in The Fund.

As of December 31, 2010 and 2009, the Plan held certain assets that are required to be measured at fair value on a recurring basis.  Assets measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements as of December 31, 2010
	(in 000’s)
	Total	Level 1	Level 2	Level 3
Mutual Funds
Large Cap Funds	$47,225	$47,225	$—	$—
Balanced Funds	33,091	33,091	—	—
International Funds	23,212	23,212	—	—
Small Cap Funds	13,148	13,148	—	—
Fixed Income Funds	12,247	12,247	—	—
Mid Cap Funds	7,015	7,015	—	—
	135,938	135,938	—	—

Common Stock	2,052	2,052	—	—
Common/Collective Trust	17,636	—	17,636	—
Total	$155,626	$137,990	$17,636	$—

	Fair Value Measurements as of December 31, 2009
	(in 000’s)
	Total	Level 1	Level 2	Level 3
Mutual Funds
Large Cap Funds	$41,641	$41,641	$—	$—
Balanced Funds	27,132	27,132	—	—
International Funds	19,027	19,027	—	—
Small Cap Funds	10,179	10,179	—	—
Fixed Income Funds	10,567	10,567	—	—
Mid Cap Funds	4,348	4,348	—	—
	112,894	112,894	—

Common Stock	1,531	1,531	—	—
Common/Collective Trust	16,558	—	16,558	—
Total	$130,983	$114,425	$16,558	$—

5.  Transactions with Parties-in-Interest

On September 7, 2005, Atlantic Southeast Airlines, Inc. became a wholly-owned subsidiary of SkyWest, Inc.  As a result of the acquisition, SkyWest, Inc. common stock was offered as an investment option in the Plan beginning January 1, 2006.  Transactions associated with the shares of common stock of SkyWest, Inc. are considered exempt party-in-interest transactions.  The Plan purchased 81,443 shares of SkyWest, Inc. common stock and sold 40,550 shares of SkyWest, Inc. common stock during the year ended December 31, 2010.  The Plan held 131,383 and 90,490 shares of SkyWest, Inc. common stock with a fair value of $2,052,203 and $1,531,095 as of December 31, 2010 and 2009, respectively.

Plan investments include mutual funds and a common/collective trust fund managed by JP Morgan Chase Bank, N.A., who is also the Plan trustee, and therefore a party-in-interest.  While transactions involving Plan assets with a party-in-interest are usually prohibited, these transactions are exempt under ERISA Section 408(b)(8).

Notes receivable from participants totaling $3,785,548 and $2,969,519 as of December 31, 2010 and 2009, respectively, are also considered party-in-interest transactions.

6.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 16, 2003, stating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation.  The Plan is required to operate in conformity with the Code to maintain its qualification.  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7.  Plan Amendment

During 2010, the Plan was amended to comply with legislative and regulatory changes regarding a participant on qualifying military leave as well as participant directed investment elections.

8.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits per the financial statements at December 31, 2010 and 2009 to the Form 5500:

	December 31,
	2010	2009

Assets available for benefits as presented in the financial statements	$160,037,283	$135,146,772
Adjustment from contract value to fair value for fully benefit-responsive investment contract	(52,432)	(585,434)
Assets available for benefits as presented in Form 5500	$159,984,851	$134,561,338

The following difference between the financial statements and the Form 5500 is due to the adjustment from fair value to contract value of the JP Morgan Stable Value Fund, a fully benefit-responsive investment contract.

Net increase in assets available for benefits as presented in the financial statements	$24,890,511

Net adjustment from contract value to fair value for fully benefit-responsive investment contract	533,002

Net increase in assets available for benefits as presented in Form 5500	$25,423,513

Supplemental Schedule

Atlantic Southeast Airlines, Inc. Investment Savings Plan

EIN:  58-1354495    Plan No.:  001

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value	Number of Units

	American Century Investments	Ultra Fund	$23,952,337	1,057,498
		Equity Income Fund	14,245,032	1,975,733
		International Growth Fund	9,611,043	869,778
		Value Fund	8,340,134	1,458,065
		Short-Term Government Fund	5,473,928	560,853
*	JP Morgan	Stable Value Fund	17,636,039	161,185
		Mid Cap Growth	1,632,834	71,024
		Smart Retirement Income Fund	847,142	54,379
		Smart Retirement Fund 2010	1,104,603	73,152
		Smart Retirement Fund 2015	1,712,349	113,401
		Smart Retirement Fund 2020	3,283,719	217,321
		Smart Retirement Fund 2030	5,277,263	351,583
		Smart Retirement Fund 2040	6,621,538	442,912
		Intrepid Value Fund	610,370	26,538
		Equity Index Select	11,489,358	402,711
	PIMCO	Total Retirement Fund	6,771,331	624,086
	American Funds	Growth Fund of America	2,832,710	93,829
	Columbia	Small Cap Value Fund	855,370	62,164
		Mid Cap Value Fund	2,072,331	153,962
	LKCM	Small Cap Value Fund	459,260	21,970
	Dodge & Cox	International Fund	3,862,446	108,161
	MSIF	Midcap Growth Fund	3,310,016	91,437
	Janus	Overseas Fund	9,738,917	192,317
	Buffalo Funds	Small Cap Fund	11,833,628	451,493
*	SkyWest, Inc.	Common Stock	2,052,203	131,383
*	Participant loans	Interest rates from 4.4% to 4.91%, maturing through 2016	3,785,548	583
			$159,411,449

* Indicates a party-in-interest to the Plan.

Column (d) cost information is not applicable for participant directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 28, 2011	ATLANTIC SOUTHEAST AIRLINES, INC. INVESTMENT SAVINGS PLAN

	By:	SkyWest, Inc., Plan Sponsor

/s/ Eric J. Woodward
Eric J. Woodward
Chief Accounting Officer
of SkyWest, Inc.

Exhibit Index

Exhibit Number	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm